RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                              Los Angeles, CA 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154


                                  June 30, 2005


VIA EDGAR AND OVERNIGHT COURIER
-------------------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C., 20549
Attn.:   Daniel F. Duchovny, Esq.
         Russel Mancuso, Esq.

         Re:      Composite Technology Corporation
                  Amended Registration Statement on Form S-3
                  File No. 333-122280
                  Filed on June 30, 2005

Messrs. Duchovny and Mancuso:

      On behalf of Composite Technology Corporation (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 3 to the above-referenced registration statement (the "Registration Statement"). Amendment No. 3 to the Registration Statement contains revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated June 10, 2005. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Two marked copies of Amendment No. 3 to the Registration Statement and two marked copies of draft amendments to the Company's Form 10-KSB for the fiscal year ended September 30, 2004, Form 10-Q for the quarter ended March 31, 2005 and Form 10-Q for the quarter ended December 31, 2004 are being provided supplementally with a copy of this letter for the convenience of the Staff.

Form S-3
--------

Prospectus Cover Page
---------------------

1.    Please disclose in the cover page your recent petition for reorganization.

      In response to the Staff's comment, we have added disclosure regarding our recent petition for reorganization in the cover page.

Securities and Exchange Commission
June 30, 2005
Page 2


Recent Developments, page 1
---------------------------

2. Avoid vague disclosure evidenced by the word "certain," like "certain securities" and "certain subscription agreements. Also clarify how the need for a single forum is related to a decision to make a bankruptcy filing.

      We have deleted the referenced term "certain" on pages 1-3, 8-10, 15 and 18 of the Registration Statement. We have also added disclosure to clarify how the need for a single forum is related to our decision to make a bankruptcy filing on page 1.

3. In an appropriate section of your document, please include a summary of the reorganization plan submitted to the bankruptcy court.

      We have added a summary of the reorganization plan on page 14.

4. With respect to the unestimable number of shares issuable as result of the reorganization, include the number of shares issuable, and the related dilutive effect, if all claims were paid in full.

      The plan of reorganization calls for the payment of all creditor claims in cash unless subject to litigation except for the interest payable on our $15MM debentures.

      Interest payable on the debentures accruing since the May 5, 2005 bankruptcy date is payable in stock. From May 5, 2005 to June 30, 2005 interest accrued and payable in stock totals approximately 94,566 shares at $1.454 per share representing approximately 0.1% of the currently outstanding common shares. Quarterly interest valued at $225,000 is payable in stock from July 1, 2005 until the debentures are converted to common shares or at maturity in August, 2007. At the current conversion value per share of $1.454, 154,745 shares would be issued per quarter until the debentures are converted, redeemed, to maturity, or until cash payments are resumed. Each issuance represents approximately 0.1% of the currently outstanding common shares.

      The plan of reorganization calls for settlement of all litigation related claims as follows:

      Specific issuances of stock will be issued in stock. Claims or settlements in cash will be issued in an equal value of stock calculated by dividing the cash settlement by the average closing price over the past 20 trading days. As of June 27, 2005, the average closing price was $1.454 per share. Based on this value, the following matrix represents the common stock and common stock warrants potentially issued in the event of full payment of all known litigation related claims, except for punitive damages or attorneys' fees and costs that we cannot estimate at this time because the amounts have not been alleged.

Securities and Exchange Commission
June 30, 2005
Page 3


---------------- --------------------- --------------- -------------- ------------------ ----------- ---------------
Action           Summary               Common shares   Warrants/      Fully diluted      Cash        Cash
                                       issuable        Options        stock issuable     receivable  receivable to
                                                       issuable                          to CTC      CTC for
                                                                                         for         option/warrant
                                                                                         common      exercise
                                                                                         issued
---------------- --------------------- --------------- -------------- ------------------ ----------- ---------------
J.P. Turner &    Settled and paid in   0               0              0                  0           0
Company, LLC     cash in May, 2005
v. Composite     prior to Bankruptcy
Technology Corp  for $100,000
---------------- --------------------- --------------- -------------- ------------------ ----------- ---------------
Composite        Currently in          10,300,000      9,900,000      20,200,000 fully   $2,375,000  $4,950,000
Technology       litigation. Seeks                     warrants to    diluted shares
Corporation v.   common stock,                         purchase       representing
Acquvest:        common stock                          stock at       17.6% of the
                 issuable at $.25                      $0.50 per      currently
                 per share, and                        share          outstanding
                 common stock                                         common shares.
                 warrants with a
                 $.50 exercise
                 price.  Also seeks
                 punitive damages in
                 cash that are not
                 estimable.
---------------- --------------------- --------------- -------------- ------------------ ----------- ---------------
Ascendiant       Currently in          1,000,000       300,000 at     2,000,000 fully    $0          $1,500,000
Capital Group,   arbitration and in                    $1.25/share,   diluted shares
LLC v.           litigation.  Seeks                    400,000 at     representing
Composite        common stock,                         $1.50/share,   1.7% of the
Technology       common stock                          300,000 at     currently
Corporation:     options issuable at                   $1.75/share    outstanding
                 $1.25, $1.50, and                                    common shares
                 $1.75 per share.
                 Also seeks attorney
                 costs and punitive
                 damages that are
                 not estimable.
---------------- --------------------- --------------- -------------- ------------------ ----------- ---------------
Devone v.        Settled.  Dismissal   0               0              0                  0           0
Donner:          filed with no
                 balances due by CTC
---------------- --------------------- --------------- -------------- ------------------ ----------- ---------------
Tarbox v.        Seeks damages in      If damages of   0              515,814 fully      0           0
Koch:            excess of             $750,000 are                   diluted shares
                 $750,000.  CTC may    determined to                  representing
                 be determined to be   be owed by                     0.4% of the
                 liable for such       CTC, 515,814                   currently
                 damages.  Actual      shares of                      outstanding
                 damages claimed are   common stock                   common shares
                 not estimable.        would be
                                       issuable at
                                       the current
                                       20 day
                                       average price
---------------- --------------------- --------------- -------------- ------------------ ----------- ---------------
O'Keeffe vs.     Dismissed in May,     0               0              0                  0           0
C. William       2005
Arrington and
Composite
Technology
Corporation
---------------- --------------------- --------------- -------------- ------------------ ----------- ---------------
David S.         Seeks damages of      250,002 plus    0              250,002 fully
Shields v.       250,002 shares of     other costs                    diluted shares
Composite        stock plus                                           representing
Technology       pre-judgement                                        0.2% of the
Corporation      interests and costs                                  currently
                 that are not                                         outstanding
                 estimable                                            common shares
---------------- --------------------- --------------- -------------- ------------------ ----------- ---------------
Total                                  12,065,820      10,900,000     22,965,820 fully   $2,375,000  $6,450,000
                                       shares          warrants and   diluted shares
                                                       options        representing
                                                                      20.2% of the
                                                                      currently
                                                                      outstanding
                                                                      common shares
---------------- --------------------- --------------- -------------- ------------------ ----------- ---------------

Securities and Exchange Commission
June 30, 2005
Page 4


5. We note in the Reorganization plan that you intend to maintain the current shares of common stock outstanding after the plan is approved by the bankruptcy court and you exit the reorganization proceeding. Given that this plan is subject to the court's approval, please disclose the possibility that the shares of common stock may be canceled without any compensation to the current security holders. Also, disclose other possible effects of the reorganization that may affect your business and prospects as well as your shareholders.

      In response to the Staff's comment, we have added disclosure regarding possible effects of the reorganization on our business and prospects as well as our stockholders.

6. Disclose the terms of the $1.2 million agreement you announced on May 12. Include the duration of the payments, the portion to be paid to you, and cancellation provisions.

      In response to the Staff's comment, we have added disclosure regarding our firm orders as of June 22, 2005, which consist of:

      -A 45 mile order to American Electric Power for wrapped core sold through General Cable for $1.24M. All except approximately 28,000 feet has been shipped to General Cable for wrapping and subsequent sale to the end user utility. We expect to ship the remaining 28,000 feet to General Cable by the end of June. We expect to invoice the entire order representing approximately $593,000 payable to CTC by the end of June with collection anticipated in August, 2005.

      -A 23.6 mile order to PacifiCorp for wrapped core sold through General Cable for $800K. The product related to this order will begin production later in June with shipment anticipated in July. We expect to invoice the entire $800K order representing approximately $400,000 payable to CTC in early August with payment in September.

      Both of these orders were sold under General Cable's standard terms and conditions and may be cancelled at any time prior to delivery.

Risk Factors
------------

We issued duly authorized shares to employees, page 7
-----------------------------------------------------

7. We note your response to comment 4. Please disclose the amount of consideration you received for the securities mentioned in the risk factor.

      We have added disclosure regarding the amount of consideration that we received for the securities mentioned in this risk factor on page 11 of the S-3, page 25 of the 10-KSB, page 28 of the 10-QSB for the quarter ended December 31, 2004 and page 29 of the 10-QSB for the quarter ended March 31, 2005.

Selling Security Holders, page 12
---------------------------------

8. We note your response to comment 6 and we reissue it in part. Describe the transaction in which Media Relations Strategy received your securities. In addition, please describe how you determined the value of each issuance of warrants set forth in this section. To the extent the explanation is the same for all warrant issuances, you may include it once.

      We have added disclosure regarding the transaction in which Media Relations Strategy received shares of common stock in exchange for marketing services rendered to us. We have also added the following disclosure regarding the value of each issuance of warrants set forth in this section: "All warrants were valued using the modified Black-Scholes Merton option pricing model using assumptions documented in the 10KSB on page F-16, namely for fiscal 2004 amounts using a risk free rate of 4.14%, an expected dividend rate of zero, an expected life as the initial life of the warrant, and a volatility of 80.3."

Securities and Exchange Commission
June 30, 2005
Page 5


Exhibits, page II-2
-------------------

9.    Please revise the filing to include an updated accountants' consent.

      Noted. We intend to include an updated accountants' consent.

Form 10-KSB for the year ended September 30, 2004
-------------------------------------------------

Description of Business
-----------------------

Corporate History, page 4
-------------------------

10. Please expand your response to comment 10 to clarify how the transactions are valid under state law (as stated in response 29 of your April 12 letter to us) if you did not distribute information statements. Tell us what information state law requires you to provide shareholders when such transactions occur.

      With respect to the referenced corporate actions, Glenn A. Little controlled approximately 93% of the Company's outstanding shares of common stock and approved these actions by written consent prior to their consummation. According to Nevada Revised Statutes (NRS) 78.320 and
      section 2.11 of the Company's bylaws, written consent by stockholders holding at least a majority of the voting power is permitted in lieu of a meeting of the stockholders and there is no requirement that a notice of such proposed action or written consent be given to the other stockholders. NRS 92A.120 states that the corporation is not required to provide notice to stockholders of the proposed merger or share exchange, if the plan of merger or exchange is approved by the written consent of stockholders as provided in NRS 78.320. Due to the majority control represented by Mr. Little's holdings, no proxy statement or information statement was required in anticipation of these actions under state law.

Intellectual Property, page 11
------------------------------

11. We reissue comment 11 which sought disclosure in your filling. Also please file the agreement with Dr. Bryant as an exhibit to this report.

      We have added disclosure regarding our rights to Mr. Bryant's inventions based on the consulting agreement on page 11 of the 10-KSB. We will file the consulting agreement with Mr. Byrant as an exhibit to this report.

Securities and Exchange Commission
June 30, 2005
Page 6


Marketability, page 12
----------------------

12. We reissue comment 12. It does not appear that you addressed the first sentence. Also written consent must be filed with respect to a report prepared specifically for your use and used to support your disclosure in a registration statement.

      In response to the Staff's comment, we have deleted the Kinectrics report from our annual report on Form 10-KSB.

Competition, page 13
--------------------

13.   Disclose the substance of your response to comment 13.

      We have disclosed the substance of our response to comment 13 on page 14 of the 10-KSB.

14. We note your response to comment 14. However, comment 39 in our original letter sought additional disclosure, not deletion of disclosure. Therefore we reissue that comment: Describe how your ACCC product compares to each of the products described in this section. Your revised disclosure should provide more balance, including your competitive disadvantages.

      In response to the Staff's comment, we have added disclosure regarding how our ACCC product compares to the products described in this section, including our competitive disadvantages, on page 14 of the 10-KSB.

Sales of Unregistered Securities, page 32
-----------------------------------------

15. We note your response to comment 16. Note that we believe the December 2003 offering and related June 2004 reduction in warrant exercise price may have constituted an issuer tender offer subject to the requirements of Rule 13e-4. Refer to the Heritage Entertainment letter (available April 10, 1987). Please provide us with additional background on the transaction and tell us what consideration was given to the requirements of Rule 13e-4.

         We have reviewed the Heritage Entertainment letter and respectfully submit that the reduction in warrant price and offer of additional warrants as an incentive to holders of Series E and H warrants to exercise their warrants prior to the termination date did not constitute an issuer tender offer, nor trigger disclosure requirements under Rule 13e-4. We also note that this issue was extensively commented on by the Staff with respect to the registration statement on Form SB-2 originally filed by the Company on February 13, 2004 that became effective on July 9, 2004. Although not defined by statute or SEC rule, courts generally apply the eight-factor test to determine whether a transaction involves a tender offer. With regard to our transaction, the offer to issue additional warrants for the early exercise of Series E and H warrants (i) was not made through widespread solicitation of stockholders, (ii) the offer was made for about one percent of our outstanding stock at that time, (iii) the terms of the offer were firm, (v) the offer was not contingent upon the tender of fixed number of shares, (iv) the offer was open for one business day,
         (vi) the offeree was not subject to pressure to sell his or her stock, and (vii) the Company did not rapidly accumulate the warrants after the offer was made to the 54 holders of Series E and Series H warrants. Thus, the Company believes that its transaction was not an issuer tender offer under this test, and accordingly, disclosure was not required under Rule 13e-4.

Securities and Exchange Commission
June 30, 2005
Page 7


16. We reissue comment 17. Please include the information previously requested in the portion of this section that describes each transaction. We note that page F-11 (referenced in your response) does not include all of the transactions described in this section.

      The reference to page F-11 was an error and should be changed to Note 9, beginning at F-27. As to the 450,000 shares, the legal services provided were valued at $90,000. This was previously included on page F-27. See also additional changes to the 10-KSB on page 33. Note that since the services were provided in conjunction with the reorganization that they were accounted for to be retroactively included in the September 30, 2001 balances.

17. We note your response to comment 18. Please tell us when the transaction occurred, who received the warrants and where it is disclosed.

      The 100,000 warrants referenced in comment 18 were not issued because the services underscoring the warrants were not performed. Since the services were not performed, no warrants should be issued, no expense was recorded, and accordingly no disclosure is required.

18. We reissue comment 19. We note that page F-11 (referenced in your response) does not address the issue described in our previous comment.

      The reference page F-11 was made in error. Please see Note 9, beginning at F-27, for responsive information on the types and dollar value of services rendered for the equity compensation issued.

19. Please expand the table provided in response to comment 21 to show the sequential and cumulative number of common shares issued, including common stock issued directly and securities convertible into common stock. Also indicate with specificity where you provided all the information required by Regulations S-B Item 701 for each sale. Update the table to include all issuances through the date of your response.

      We have revised Exhibit B to show the sequential and cumulative number of unregistered common shares issued, including common stock issued directly and securities convertible into common stock, as requested. We have also indicated where the information has previously been disclosed pursuant to Regulation S-B Item 701 for each sale of unregistered equity security.

Securities and Exchange Commission
June 30, 2005
Page 8


Managements' Discussion and Analysis of Plan of Operation, page 39
------------------------------------------------------------------

20. We reference response number 23. Tel1us more details of the extended payment plan with regard to the $2.5 million services revenue and whether you anticipate any collection problems.

      The extended payment plan was as follows:

      Payment due date on or before:              Payment Amount

      4/30/2005                                   $250,000

      5/31/2005                                   $250,000

      6/30/2005                                   $250,000

      7/31/2005                                   $1,750,000

      The Company received a check for $250,000 for the April, 2005 payment. This check was deposited on April 29, 2005 and was returned for insufficient funds in May, 2005. The May 31 scheduled payment was not received. The Company has been in negotiations with the customer for payment. The customer asserts that they are closing a financing deal and upon the closing of this deal will be in a position to repay the receivable in full. The customer has asserted to our auditors that they owe the balance due and acknowledges to our auditors and to the Company that the Company provided the services as described in the contract. On June 15, 2005, the Company sent a demand letter to the customer requesting payment of all remaining balances due on the payment schedule listed above as of June 30, 2005 which are to be paid by June 30, 2005 via either wire transfer or cashier's check and with the remainder of the receivable required to be paid in full by July 31, 2005. The Company believes that one of three possibilities will occur as a result of this demand letter.

      i. The customer pays the Company at least the past due amounts plus the June 30 payment due by June 30.

      ii.   The customer does not pay any amounts to the Company.

      iii. The customer makes a partial payment and we renegotiate or reschedule the remaining balance due.

      The Company's action plan for each of these three possibilities is described below:

      i. If the customer brings their balance current, the payments will be disclosed in the next scheduled quarterly filing.

Securities and Exchange Commission
June 30, 2005
Page 9


      ii. If the customer does not provide the Company with any of the requested funds, the Company finance staff will recommend to the Board of Directors that the entire $2,500,000 in revenue should be restated to $0 for the fiscal year ended 9/30/2004 in accordance with SAB 104 "Revenue Recognition." The Company interprets SAB 104 such that non-payment of any balance due on a contract brings into question the validity of the original contract.

      iii. Any potential restatement will require the approval of our Board of Directors. If the decision is made to restate the revenues, the 10-KSB filing as of September 30, 2004 and the 10-Q filings as of 12/31/04 and 3/31/05 will be amended to reflect the entire restatement of the $2,500,000. The next Board of Directors meeting is scheduled for July 5, 2005 and a decision is expected to be made at that time. This will give the Company sufficient time to conduct further negotiations to attempt to collect the balance due.

      iv. If the customer makes a partial payment and we agree to a renegotiated payment plan, revenues will not be restated as described above. Under the guidance of SAB 104, if payments are received (and all other criteria are met, as is the case for this contract), the contract in question is not invalid and revenues should be recognized.

      The Company believes that this receivable will eventually be collected since the future of the customer's business depends on the use of the Company's products, knowledge, and technology.

Report of Independent Registered Public Accounting Firm, page F-2
-----------------------------------------------------------------

21. Please refer to prior Comment 29. The audit opinion is dated as of December 14, 2004, prior to the restatement. Please have your auditors tell us why their report was not updated or dual dated as required by SAS No. 4, Section 530 - Darting of the Independent Auditors Report.

      The auditor's report was not updated or dual dated because no subsequent event occurred after the completion of fieldwork but before the issuance of our report. The restatement is due to the correction of an error related to a transaction for which the auditors had received all necessary information prior to the completion of fieldwork.

Consolidated Statements of Shareholders' Equity, page F-5
---------------------------------------------------------

22. Please refer to prior Comment 28. Please revise the filing to label the appropriate sections as restated and also to remove the drafting note at the top of the page.

      In response to the Staff's comment, we have revised the Statements of Shareholders' Equity in its entirety.

Securities and Exchange Commission
June 30, 2005
Page 10


23. Please refer to prior Comment 32. Revise the Statement of Shareholders' Equity to comply with paragraph 11.d. of SFAS 7. Specifically, each issuance of stock and warrants must be presented separately and include the date of the issuance. Additionally, for any non-cash transactions, the nature of the consideration and the basis for assigning amounts must be also disclosed on the face of the statements and in the filing.

      See the revised statement of equity.

24. Please refer to prior comment 33. To clarify for investors, please specifically revise the heading "Cancellation of shares previously issued" to include the nature of the transaction or provide reference to where that information is included in the filing.

      We have revised our disclosure in Note 9: Cash, third paragraph referencing the rescission of the investment related to the series B warrant exercise.

Consolidation of Cash Flows, page F-11
--------------------------------------

25. Please refer to prior Comment 28. Please revise the filing to label the column "For the Period from March 28, 2001 (inception) to September 30, 2004" as restated.

      We have revised the referenced column as requested.

Note 2 - Restatement and Reclassifications, page F-15
-----------------------------------------------------

26. The effect of the correction of the error on per share amounts should also be disclosed as required by paragraph 36 of APB 20. Please revise.

      The required disclosure has been added to the document as requested.

Note 3 - Going Concern, page F-15
---------------------------------

27. Please refer to prior Comment 35. We note your previous response appeared to properly address our comment, however you did not revise your disclosure. Accordingly, please revise the filing to provide details of and the justification for managements' assertion that it "is anticipated that the Company will begin generating sales in the Fiscal year ended September 30, 2005."

      We have added disclosure on page F-15 as follows: "In May 2005, the Company received a purchase order totaling approximately $1,200,000. In June 2005, we received two orders totaling in combination an additional $1,200,000. Cash payments and potential revenues to the Company for these orders is estimated to be approximately $1.6 million. We anticipate the announcement of additional orders throughout the remainder of fiscal 2005 and beyond as our products gain market acceptance."

Securities and Exchange Commission
June 30, 2005
Page 11


Note 8 - Commitments and Contingencies, page F-21
-------------------------------------------------

Litigation, page F-24
---------------------

Composite Technology Corporation V. Acquvest, Inc., Paul Koch, Victoria Koch, Patricia Manolis and Michael Tarbox, page F-25
--------------------------------------------------------------------------------

28.   We see on page F-31 that due to this litigation, 4.4 million shares and
      4.4 million warrants were cancelled. Please revise to provide discussion of this cancellation and the related accounting treatment.

      The 4,400,000 shares and the 4,400,000 warrants were not cancelled under the litigation. The shares and warrants were cancelled due to non-performance of the subscription agreement. See addition to the filing at page F-31 and pages 35 and 42. The litigation that followed was the result of non-performance of this subscription agreement.

      The accounting treatment was to reverse the original entry relating to the shares/warrants by debiting shareholder equity -APIC and crediting the subscription receivable (also shareholder equity) for the original value recorded of the stock and warrants of $0.25 per unit (a unit consisting of one share and one warrant). This treatment can be seen in the revised statement of equity at F-5.

29. We reference comment number 40. Revise to disclose more details of the litigation matters and why you cannot determine the outcome of these matters. In addition, you also indicate that you do not believe that the likelihood of loss is probable or reasonably estimable on several of these matters. Please note that if there is at least a reasonable possibility that a loss exceeding the amounts already recognized may have been incurred and the amounts of that additional loss would be material to an investment decision you should disclose the estimated additional loss or range of loss, that is reasonable possible or state an estimate cannot be made. Refer to SAB Topic 5Y.

      We have revised our disclosure to provide more detail of the litigation matters on page F-25.

Note 9 - Shareholders' Equity, page F-27
----------------------------------------

Services Rendered, page F-28
----------------------------

30. We reference response to comments 41 and 43. As previously requested, revise to clearly disclose discounts assigned to quoted market prices for each issuance of stock, options or warrants for services, settlement of litigation of financing arrangements and the specific basis for any such discounts. As previous indicated any such discounts should be rare and only in unusual circumstances. A discount for an illiquid trading market (low trading volumes) or for issuances in excess average trading volumes as indicated in response 41 would generally not be appropriate. In addition, a discount for restrictions in excess of a one year would also generally not be appropriate. Please tell us how you specifically quantified the amount of these discounts for each issuance.

      As of the date of the filing, there were two stock issuances that referenced discounts to fair market value in the text of the filing. All other references to discounts were changed by changing the references to reflect that the stock was issued at the fair value of services provided or to the fair value of goods received, as applicable.

Securities and Exchange Commission
June 30, 2005
Page 12


      The two remaining issuances were as follows:

      1) In December, 2001, the filing originally stated on pages 33, 42, and page F-30 that 42,500 shares of the Company's common stock were issued for AMJ common stock and that the valuation was $191,450 which was a 50% discount to the closing market price. The filing has been updated to reflect that $191,450 was the fair value of the investment received. As additional verification as to the value of the common stock issued and the value of the investment received, the most recent stock sales made for cash prior to the issuance of the shares was reviewed for the appropriateness of the valuation represented. In October, 2001, prior to the reverse merger on November 3, 2001 between El Dorado (shell corporation) and Transmission Technology Corporation (operating corporation - the name of which was subsequently changed to Composite Technology Corporation), on October 24, 2001 the Company sold 1,000 shares of TTC common stock convertible into 15,880 shares of post-merger CTC stock for $61,500 and on October 26, 2001 the Company sold 1,740 shares of TTC common stock convertible into 27,631 shares of post-merger CTC stock for $107,010, or approximately $3.87 per share. The Company believes, therefore that a value of $4.50 per share for similar, post merger stock is an appropriate value to use for the investment transaction. Please also note that subsequent to the issuance that this entire investment was written down to it's carrying value as of September, 30, 2002, CTC's fiscal year end, and exchanged as described in Note 7 on pages F-18 to F-19.

      2) In February, 2003, the filing originally stated on pages 34, 42, and page F-30 that 1,500,000 shares of common stock were issued in settlement of litigation and that the value per share was 75% of the market price per share of freely trading stock on the date of issuance, or $0.0625 per share. The filing has been updated on pages 34, 42, and page F-30 to reflect the analysis described below.

      To value the litigation settlement, due to the lack of history of public equity placements and the thinly trading volume of the freely traded stock, the Company compared the stock issued to settle the litigation with the most recently issued shares that were of a similar nature to the litigation shares sold to private investors for cash. In February, 2003, the Company had two Private Investment Placement activities that included restricted stock sales, Series E, and Series H.

      The December, 2003 "Series E" placement was to sell for $0.10: one restricted share of Common stock and one "Series E" warrant to purchase a share of common stock at $0.25 per share. The value assigned to each share of common stock was $.042 per share and the warrants were valued using the Black Scholes pricing model at $0.058 per warrant. A total of approximately 2.4 million Series E placement shares were sold between December 20, 2002 and February 4, 2003 at this value. The last issuance of Series E PPM stock was one week prior to the settlement issuance.

      The February, 2003 "Series H" placement was to sell for $0.175: one share of restricted common stock and one "Series H" warrant to purchase a share of common stock for $0.25 per share. A total of 2,000,000 Series H placement shares were sold on February 11, 2003 at this value. The value allocated to the warrants valued using the Black Scholes pricing model was $0.103 per warrant and the value assigned to each share of restricted stock was $0.072 per share.

Securities and Exchange Commission
June 30, 2005
Page 13


      These two values of restricted common stock were compared to the 1,500,000 shares issued pursuant to the litigation settlement and it was determined that the volume of stock sold for either the Series E or Series H was sufficient to value the litigation settlement. Since the shares issued for the litigation settlement did not include additional warrants, as was the case for the PPMs, it was determined that a consistent measurement would be to use the value of the restricted stock component of the Series E and Series H placements. It was determined therefore that a range of value was between $0.042 (Series E) and $0.072 (Series H) or, extended to the 1,500,000 shares, a value of between $63,000 and $108,000 was appropriate. The price per share was then determined to be $0.0625 for the value of the litigation settlement with the additional discount to the $0.072 reflective of the additional leak out provisions of the equity issued. The additional leak out provisions consisted of 1/12 of the stock issued registered per month beginning in the 13th month after issuance. Please note that the difference between the 2/11/03 $0.072 value per share for the Series H restricted stock and the $0.0625 value per share allotted to the litigation shares was approximately $15,000 which was not material to the fiscal 2003 net loss of approximately $7.05M.

Warrants, page F-38
-------------------

31. We reference response to comment 48. Please tell us why the accounting for the warrant issued to Red Guard was "rendered inconsequential by the reverse merger recapitalization accounting".

      The Red Guard warrant was a warrant to purchase shares of Transmission Technology Corporation (TTC). Transmission Technology Corporation was reversed merged into El Dorado and then the name was changed to Composite Technology Corporation, which is the corporate entity today. The timing of the merger was that it took place on November 4, 2001. Any activity relating to TTC prior to November 4, 2001, including any option modification was captured in the merger purchase accounting. Merger purchase accounting requires the acquirees assets and liabilities to be fairly valued. Since there would be no asset or liability relating to any aforementioned option modification, no value would be assigned and any previously recorded private company option modification would be negated during the purchase accounting transactions.

32. Please refer to comment 49. Please confirm that you have expensed the 100,000 shares of common stock and the warrant to purchase 100,000 common shares issued in consideration for the offering costs. If you have not, please tell us why your treatment is appropriate.

      The 100,000 shares and 100,000 warrants were expensed on April 17, 2003. See revised Statement of Equity.

Securities and Exchange Commission
June 30, 2005
Page 14


Form 10-Q for the Quarterly Period Ended March 31, 2005
-------------------------------------------------------

Note 2 - Restatement and Reclassifications, page 6
--------------------------------------------------

33. The effect of the correction of the error on per share amounts should also be disclosed as required by paragraph 36 of APB 20. Please revise.

      The required disclosure has been added to the document as requested.

Note 4 - Summary of Significant Accounting Policies, page 8
-----------------------------------------------------------

Concentration of Credit Risk, page 11
-------------------------------------

34. We see that the receivable from G1obal American Energy was still outstanding at March 11, 2005 and that there have been subsequent changes to the payment plan that was originally noted in Amendment 1 to your Form 10-K. Please tell us the status of the receivable and the payment plan and when you reasonable expect to receive payment on the balance. Additionally, please revise the filing to remove the sentence "The Company expects receipt of payment by the end of the second quarter of fiscal 2005," as you did not receive payment as of March 31, 2005.

      Please see our response to comment no. 20 above.

Note 7 - Shareholders' Equity, page 13
--------------------------------------

35. Please refer to prior Comment 51. Please revise the filing to disclose the assumptions inherent in the valuation model you utilized for any warrant or stock option issuance. Additionally, please revise the Critical Accounting Policies section of your Management's Discussion and Analysis to provide an analysis of the impact of these assumptions. For example, provide tile specific assumptions related to the 1 million warrants issued in connection with the amendment to the debenture that resulted in $2 million in compensation expense.

      In response to the Staff's comment, please see our revisions to the filing on pages 18 and 22.

36. Tell us details of the accounting treatment for the cashless warrant exercises discussed in Note 7, including the accounting for these going forward.

      The warrants exercised under cashless provisions consisted of 33,332 Series K warrants and 250,000 Series L warrants.

      The Series K warrants were granted in April, 2003 in settlement of litigation. The fair value of $7,833 was determined using the Black Scholes option model as of the settlement date and was recorded as litigation expense in fiscal 2003 using the issue date as the measurement date. The warrants had cashless exercise provisions written into the body of the warrant language as a condition of the litigation settlement. As such, the cashless exercise in Q1-Q2 of 2005 was not deemed to be a modification of the warrant terms. The exercise was recorded as a credit to common stock for the par value of the stock issued and a debit to paid in capital for the same amount.

Securities and Exchange Commission
June 30, 2005
Page 15


      The Series L warrants were granted in April, 2003 in exchange for (non-employee) product development services rendered. The fair value of $61,250 was determined by using the Black Scholes option pricing model and the $61,250 was recorded as product development expense in fiscal 2003 using the issue date as the measurement date. The warrants had cashless exercise provisions written into the body of the warrant agreement. As such, the cashless exercise in Q1 of 2005 was not deemed to be a modification of the warrant terms. The exercise was recorded as a credit to common stock for the par value of the stock issued and a debit to paid in capital for the same amount.

Note 8 - Subsequent Events, page 14
-----------------------------------

37. Disclose more details of the litigation discussed in Note 8 and the impact that this is expected to have on operating results, liquidity and financial condition. In addition, provide details of why you believe that this will be reversed.

      We have revised our disclosure to provide more details of the litigation discussed in Note 8.

38. Disclose details of the voluntary bankruptcy proceeding and the impact that this is expected to have on operations. Please disclose details of your specific plans with regard to this matter.

      We have added disclosure regarding the bankruptcy proceeding as requested.

Item 2 - Managements' Discussions and Analysis of Financial Condition and Results of Operations, page 15
--------------------------------------------------------------------------------

Accounts Receivable, page 18
----------------------------

39. With a view toward disclosure, tell us whether all payments due under the payment schedule have been timely.

      Please see our response to comment no. 20 above.

Results of Operations, page 19
------------------------------

40. When you cite more than one factor in explaining the change in a financial statement line item, to the extent possible, please separately quantify the amount of the individual factors cited, including offsetting factors. For example, you should separately discuss and quantify each of the factors that lead to the decrease in General and Administrative Expenses and significant increase to Legal, Professional and Consulting Expense. Please revise the filing to comply.

      We have revised the filing to separately quantify the factors cited, as requested.

Securities and Exchange Commission
June 30, 2005
Page 16


Liquidity and Capital Resources, page 22
----------------------------------------

41. We noted your discussion of the company's ability to cover operating expenses for a period of one year. Please revise this disclosure to identify the company's plans for continuing to issue stock, stock options and warrants in satisfaction of liabilities and also when you anticipate you will have to raise additional financing. If you intend to discontinue using alternative payment methods for liabilities, please discuss this and indicate the expected impact on your operations and liquidity. In addition, your specific plans to address the going concern issues should be disclosed in the footnotes and MD&A as required by FRC 607.02.

      We have deleted our disclosure regarding our ability to cover operating expenses for a period of one year. We have also added disclosure to identify our plans to raise additional capital and address the going concern issues disclosed in the MD&A and the footnotes.

      We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.


                                                     Very truly yours,
                                                     RICHARDSON & PATEL, LLP.

                                                     /s/ Dorothy B. Vinski
                                                     Dorothy B. Vinski, Esq.



cc:      Mr. Benton H. Wilcoxon,
         Composite Technology Corporation
         2026 McGaw Avenue
         Irvine, CA 92614

         Kevin K. Leung, Esq., Richardson & Patel
         10900 Wilshire Boulevard, Sute 500
         Los Angeles, CA 90024

                                    Exhibit B


Composite Technology Corporation
Unregistered Sales of Equity Securities from August 1, 2004 to June 30, 2005

----------------------- --------------------- -------------------- --------------------- --------------------
Equity Security         Number of Shares      Date Issued          Cumulative Number     Reg S-B Item 701
                                                                   of Shares             Disclosure
----------------------- --------------------- -------------------- --------------------- --------------------
Debenture Warrants -
exercise price per
share of $1.75
----------------------- --------------------- -------------------- --------------------- --------------------
Midsummer Investment,   863,487               8/17/04
Ltd.
----------------------- --------------------- -------------------- --------------------- --------------------
Bristol Investment      230,263               8/17/04
Fund, Ltd.
----------------------- --------------------- -------------------- --------------------- --------------------
Islandia L.P.           336,184               8/17/04
----------------------- --------------------- -------------------- --------------------- --------------------
Omicron Master Trust    297,039               8/17/04
----------------------- --------------------- -------------------- --------------------- --------------------
Debenture Warrants -
exercise price per
share of $1.83
----------------------- --------------------- -------------------- --------------------- --------------------
Midsummer Investment,   863,487               8/17/04
Ltd.
----------------------- --------------------- -------------------- --------------------- --------------------
Bristol Investment      230,263               8/17/04
Fund, Ltd.
----------------------- --------------------- -------------------- --------------------- --------------------
Islandia L.P.           336,184               8/17/04
----------------------- --------------------- -------------------- --------------------- --------------------
Omicron Master Trust    297,039               8/17/04
----------------------- --------------------- -------------------- --------------------- --------------------
                                                                   3,453,946             8-K filed on
                                                                                         8/25/04
----------------------- --------------------- -------------------- --------------------- --------------------
Common Stock
----------------------- --------------------- -------------------- --------------------- --------------------
Cope                    100,000               8/27/04
----------------------- --------------------- -------------------- --------------------- --------------------
Majendie                250,000               8/27/04*
----------------------- --------------------- -------------------- --------------------- --------------------

Exhibit B cont.
Composite Technology Corporation
Page 2

----------------------- --------------------- -------------------- --------------------- --------------------
Equity Security         Number of Shares      Date Issued          Cumulative Number     Reg S-B Item 701
                                                                   of Shares             Disclosure
----------------------- --------------------- -------------------- --------------------- --------------------
Howe                    114,373               8/31/04*
----------------------- --------------------- -------------------- --------------------- --------------------
Series U Warrants -
Exercise Price per
Share of $1.83
----------------------- --------------------- -------------------- --------------------- --------------------
Ryan Lane               265,000               9/13/04
----------------------- --------------------- -------------------- --------------------- --------------------
John O'Brian            135,000               9/13/04
----------------------- --------------------- -------------------- --------------------- --------------------
John Lane               100,000               9/13/04              964,373               SB-2 filed on
                                                                                         9/15/04
----------------------- --------------------- -------------------- --------------------- --------------------
Series S Warrants -
exercise price per
share of $1.00
----------------------- --------------------- -------------------- --------------------- --------------------
Bill Nolan              17,000                9/13/04
----------------------- --------------------- -------------------- --------------------- --------------------
Stephen Meldrum         115,000               9/13/04
----------------------- --------------------- -------------------- --------------------- --------------------
Prima Capital           150,000               9/13/04
----------------------- --------------------- -------------------- --------------------- --------------------
Fred Debs               30,000                9/13/04
----------------------- --------------------- -------------------- --------------------- --------------------
Taxin Network           115,000               9/13/04
----------------------- --------------------- -------------------- --------------------- --------------------
Alan Davis              250,000               9/13/04
----------------------- --------------------- -------------------- --------------------- --------------------
Rocci Howe              300,000               9/13/04
----------------------- --------------------- -------------------- --------------------- --------------------
Adam Devone             450,000               9/13/04
----------------------- --------------------- -------------------- --------------------- --------------------
Series T Warrants -
Exercise Price per
Share of $1.00
----------------------- --------------------- -------------------- --------------------- --------------------
Brad Wheatley           8,000                 9/13/04
----------------------- --------------------- -------------------- --------------------- --------------------
Rudy Trebels            16,000                9/13/04
----------------------- --------------------- -------------------- --------------------- --------------------
Doug Metz               16,000                9/13/04
----------------------- --------------------- -------------------- --------------------- --------------------
Mike McClendon          16,000
----------------------- --------------------- -------------------- --------------------- --------------------
IFC Credit              104,000               9/13/04
----------------------- --------------------- -------------------- --------------------- --------------------
Debenture Amendment
Warrants - Exercise
Price per Share of
$3.23
----------------------- --------------------- -------------------- --------------------- --------------------
Midsummer Investment,   144,479               11/19/04
Ltd.
----------------------- --------------------- -------------------- --------------------- --------------------
Bristol Investment      541,796               11/19/04
Fund, Ltd.
----------------------- --------------------- -------------------- --------------------- --------------------
Islandia L.P.           186,378               11/19/04
----------------------- --------------------- -------------------- --------------------- --------------------
Omicron Master Trust    210,939               11/19/04
----------------------- --------------------- -------------------- --------------------- --------------------
                                                                   2,670,592             10-KSB filed on
                                                                                         12/23/04
----------------------- --------------------- -------------------- --------------------- --------------------

* The dates of these issuances to Mr. Majendie and Mr. Howe, respectively, were incorrectly reported as 8/13/04 in the Company's SB-2 registration statement (File No. 333-118991), filed with the SEC on September 15, 2004, as amended.